November 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.

Offering Statement on Form 1-A

File No. 024-10911

Dear Ms. Ravitz:

On behalf of Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, November 27, 2018, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gary J. Simon of Hughes Hubbard & Reed LLP at (212) 837-6770 with any questions. Also, please notify Mr. Simon when this request for qualification has been granted.

Sincerely,

/s/ Harry Simeonidis
Harry Simeonidis
President